UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                           Amendment Number 1 to
                               FORM 10 - SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      Zion Development Corporation
--------------------------------------------------------------------------
             (Name of Small Business Issuers in its charter)

                Nevada                          88-0514534
                ------                          ----------
    (State of other jurisdiction of           I.R.S. Employer
     incorporation or organization)        Identification Number

 1240 E. 100 South, Ste. 103, St. George, UT             84790
 -------------------------------------------             -----
  (Address of principal executive offices)             (zip code)

Issuer's telephone number: (435) 632-1837

Securities to be registered under section 12(b) of the Act:

      Title of Each Class           Name on each exchange on which
      To be so registered           Each class is to be registered

--------------------------------------------------------------------------

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Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 2,530,000 issued and outstanding as of the most recent practicable date.

Preferred Stock, $0.001 par value per share, 20,000,000 shares authorized, 33,600 issued and outstanding as of the most recent practicable date.

                              TABLE OF CONTENTS


                                                                          Page

Part I                                                                       3

 Item 1.  Description of Business                                            3

 Item 2.  Management's Discussion and Analysis or Plan of Operation         12

 Item 3.  Description of Property                                           18

 Item 4.  Security Ownership of Certain Beneficial Owners and Management    20

 Item 5.  Directors and Executive Officers, Promoters and Control Persons   20

 Item 6.  Executive Compensation                                            22

 Item 7.  Certain Relationships and Related Transactions                    23

 Item 8.  Description of Securities                                         23

Part II                                                                     26

 Item 1.  Market Price of and Dividends on the Registrant's Common Equity   26
          and Related Stockholder Matters

 Item 2.  Legal Proceedings                                                 27

 Item 3.  Changes in and Disagreements with Accountants                     27

 Item 4.  Recent Sales of Unregistered Securities                           27

 Item 5.  Indemnification of Directors and Officers                         28

Part F/S                                                                    29

 Item 1.  Financial Statements                                              29

Part III                                                                    61

 Item 1.  Index to Exhibits                                                 61

          Signatures                                                        62

                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts but rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involves risks and uncertainties. Caution should be exercised in regard to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2. Our ability to generate customer demand for our products;
     3. The intensity of competition; and
     4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;

     2. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.


Item 1.     Description of Business

A.   Business Development and Summary

     Zion Development Corporation ("Zion") was incorporated under the laws of Nevada on December 4, 2001. Our principal business objective is to acquire, develop and manage commercial and residential real estate properties. We intend to engage in real estate projects in cooperation with strategic consultants, architects, general and sub-contractors, and other specialists on a project-by-project basis.

     To date, we have acquired three real estate properties, none of which have been developed. On December 19, 2001, we acquired our first property from our president, which is an undeveloped 0.36-acre parcel of commercial land for the purchase price of $36,000, in exchange for 1,500,000 shares of our common stock. We entered into a rental agreement with a third party to lease the property for a business sign at a monthly rate of $75. We currently have no plans for the development or sale of this land.

     On September 16, 2002, we purchased our second parcel of undeveloped land for the aggregate price of $36,090. We paid consideration comprising of $27,090 in cash and a $9,000 note payable to the seller. The property is a housing lot, and we plan to build a home for sale in the next 12 months at this location.

     On May 27, 2003, we purchased a one-bedroom condominium for the purchase price of $71,000 from one of our former directors. The property was financed with a first mortgage of $63,835 and second mortgage of $7,165. We entered into a one-year lease with a third party to rent the property for $620 per month.


     We plan to provide our customers with quality, reasonably priced residential and commercial real estate that exceeds their expectations. To achieve this objective, we have developed a business strategy that consists of the following key elements:

  1. Design and construction of residential and commercial real estate projects with a strong emphasis on value and quality;
  2. Diversification of operations by expanding our geographic reach;
  3. Acquire and operate properties to generate current positive cash flow while holding said properties for possible long-term appreciation; and
  4. Develop selected properties for either long-term leasing or short-term sale.

Business of Issuer

 (1)  Principal Products and Principal Markets

     We plan to select land for development based upon a variety of factors, including:

       1. Internal and external demographic and marketing studies;
       2. Financial and legal reviews as to the feasibility of the proposed project;
       3. The ability to secure necessary financing and obtain required government approvals and entitlements;
       4. Environmental due diligence;
       5. Management's judgment as to the real estate market economic trends; and
       6. Our experience in a particular market.


     To date, we have not conducted demographic studies. We have prepared marketing studies and/or had appraisals conducted for the properties we currently own. We have conducted financial analyses on those properties. We have not had any legal or environmental assessments prepared, to date.

     We expect to generally utilize option or land purchase agreements to obtain control of desired parcels of land. Our option and land purchase agreements will typically be subject to numerous conditions, including our ability to obtain any necessary governmental approvals. During the contingency period, we also will need to confirm the availability of utilities, complete our marketing feasibility studies, verify site and construction costs, review and approve soil and environmental reports and arrange for project financing, if necessary. The use of option or land purchase agreements may increase the price of land that we may eventually acquire, but significantly reduces the risk. We expect to have the ability to extend many of these options for varying periods of time, in some cases by the payment of an additional deposit and in some cases without an additional payment. Often, the down payment on the agreement will be returned to us if all approvals are not obtained, although pre-development costs may not be recoverable.

  Commercial Properties

     We are seeking to purchase and/or develop commercial properties that can be leased to financially sound tenants on terms that will provide sufficient cash flow to meet or exceed requirements for related mortgage amortization and operating expenses. When circumstances warrant, in the opinion of management, we may seek to realize appreciation in value by selling a property in order to use the capital for opportunities with greater potential financial return or directly exchanging the property for another property management believes will offer a greater potential financial return. In other circumstances, we may refinance a property to realize a portion of the appreciated value while retaining the property for potential additional appreciation.

  Residential Homes

     We are seeking to maximize customer satisfaction by offering homes both for sale and to lessees, depending on the circumstances of each unique property we acquire. These homes are expected to incorporate quality materials, distinctive design features, convenient locations and competitive prices. In addition, we seek to customize our homes to individual homebuyers through the use of design options and upgrades. We believe that through the increased sale of options and upgrades we can improve both the value of our homes to our customers and our profit margins. To date we have a third party lessee for the condominium we own, however, management may, in its sole discretion, decide to offer the property for sale.

  Properties Requiring Renovation

     Within the next approximately 12 months, we plan to identify and acquire unimproved or improved properties with renovation potential that our management believes may be able to generate any positive cash flow after consideration of all property costs, renovation costs and financing expenses. In some instances, we may acquire and hold unimproved properties for future development where the initial acquisition and holding costs are warranted, in the opinion of management, in view of the projected development potential.

  Construction

     Zion will hire the general contractor for each of our future construction projects. We plan to develop properties as our operations and cash flows permit. Once development has been completed, we will seek a purchaser or lessee for the property. Our project development operations will be controlled by employees who supervise the construction of each project, coordinate the activities of subcontractors and suppliers with specificity that only quality durable materials be used in the construction of our properties, subject their work to quality and cost controls and assure compliance with zoning and building codes. Our subcontractors will follow design plans prepared by either our client or Zion that reflect any applicable local influences, requirements and or conditions. We plan to typically engage and retain our subcontractors on a project-by-project basis to complete construction at a fixed price. Agreements with subcontractors and materials suppliers will generally be entered into after competitive bidding. Zion does not currently, nor does management plan to establish any long-term contractual commitments with any subcontractors or suppliers. In connection with the competitive bid process, we will obtain information from prospective subcontractors and vendors with respect to their financial condition and ability to perform the agreements they enter into with Zion.

  Diversification of Operations by Expanding the Geographic Reach

     Our strategy is dependent upon maintaining a competitive position in our current markets , which are located in Southern Utah, including Cedar City and St. George, and Southern Nevada, including Las Vegas and Henderson. We plan to continue to acquire properties in these markets, and to enter into the California and Arizona markets, if our operations permit. Real estate markets are cyclical and cycles depend, in part, on local and regional conditions, we believe that by operating in multiple geographic markets, we will be less subject to the effects of local and regional economic cycles.

     Our geographical expansion will create additional expenses, including but not limited to, rent for office space in the new market area, utilities and office expenses for that space, salaries or consulting fees for additional experienced personnel, property inspection costs, appraisal and legal expenses related to investment property in the new market area, option or deposit expenses and due diligence expenses.

 (2)  Distribution methods for our products

     Our objective is to provide our customers with residential and commercial property that incorporates quality and value while seeking to maximize our return on invested capital. To achieve this objective, we have developed a strategy, which focuses on the following elements:

  Marketing Strategy

     We believe that building awareness of the Zion Development Corporation brand is important in expanding our customer base. We plan to make use of advertising and other promotional activities, including brochures, direct mail and the placement of strategically located signboards within the immediate areas of our developments. We intend to advertise to effectively market and lease our properties. Our marketing strategy will be focused at the property level to effectively sell, market, or lease our particular real estate properties.

     Due to the fact that we are currently classified as a development stage company and have generated only $1,405 in revenue since inception, we have incurred no advertising costs. Our initial marketing efforts will be focused on each property we own or will develop. As we acquire properties, our marketing efforts are expected to increase to market the properties added to our holdings. If we do not acquire any further properties, we do not expect to incur additional marketing expenditures. We will not invest on advertising until we have the revenue necessary to allow for such investment.

  Develop New Relationships

     In the event we have property for sale, we plan to enter into a listing agreement with a real estate brokerage firm to sell our properties. The brokerage company will list our property for sale through the local computer network of real estate agents, show the property to potential buyers and prepare the necessary contract paperwork with the buyers. We expect that it will cost us not greater than 6% of the sales price of the home for this service. We will also plan to provide potential buyers with a list of local lenders that offer products to assist those potential buyers with obtaining a loan to finance the purchase of our property. No steps have been taken to date to enter any of these relationships.

 (3)  Status of any announced new products

     We have not created any new products, nor do we plan to create any new products for the foreseeable future.

 (4)  Industry background

  The Residential Development Industry

     The residential home building industry, which includes the development of residential real estate projects has three primary components:

       1. Land acquisition;
       2. Land development; and
       3. Home construction and sales.

     We believe that there is considerable overlap among those who participate in one or more of these components. Investors purchase undeveloped or underutilized real estate with a view to realizing appreciation in value as a result of urban or suburban growth but such investors usually do not engage in development activities. Developers and residential dwelling contractors, such as Zion, typically purchase real property which is usually unimproved and unplatted but is appropriately zoned for development, and such entities develop such property into subdivisions containing platted, semi-finished or finished lots for sale to home builders. In some instances, developers also engage in residential home construction.

     We plan to acquire properly zoned real estate for further development and construct residential units thereon and also build residential units in subdivisions containing fully developed lots ready for residential home construction.

     Within the home construction and sales component of the industry, there are six major activities:

       1. Building custom homes;
       2. Building production homes;
       3. Building townhomes;
       4. Building condominiums;
       5. Building apartments; and
       6. Remodeling.

     We will concentrate our residential construction activities on the construction of single-family custom homes in the medium price range. We expect the average cost of building a home in this range to be between $200,000 and $500,000 and its expected selling price to be between $300,000 and $750,000.

  The Commercial Development Industry

     According to the Urban Land Institute's (ULI) mid-year Real Estate Forecast, although the U.S. economy appears to be recovering from the mild recession, most sectors of real estate will continue to feel the pinch into 2003. The lack of job growth has been the single most damaging factor affecting the industry, the study says. "Negative job growth and a rising unemployment rate have greatly undermined both consumer confidence and the demand for real estate, especially office space, but industrial, retail, hotel and apartment properties as well," the forecast says.

     Forty-nine percent of the respondents to ULI's forecast survey expect the profitability of real estate firms to be "good to excellent" through mid-2003, compared to 60 percent one year ago. Eleven percent are expecting profitability to range between modestly poor and abysmal. The ULI forecast projects strongest profits among real estate services firms, followed by financial services/institutional investors, residential or resort developers, private real estate operating firms and developers, public real estate operating companies, and lastly, real estate investment trusts.

     According to the forecast, development prospects will be strongest for housing in general: it ranks master-planned communities, middle-income detached housing, and infill housing as having the most potential. Urban mixed-use properties, mixed-use town centers and attached housing are also expected to offer modestly good prospects. Offering the least potential is upscale/luxury hotels; followed (in order) by downtown office space, high-rise suburban office space, resort hotels, mid-price/economy hotels, regional malls and low-rise suburban office space.

     Low- and middle-income multifamily rental properties are expected to be the top performers in terms of rent increases over the next 12 months, followed by neighborhood/community shopping centers and warehouse industrial properties. However, even with the top ranking, these property types will see only fair prospects for increases, the forecast predicts. Luxury hotels, high-rise suburban office properties, resort hotels and downtown office space have the poorest prospects in the forecast, offering few opportunities for rent increases.

     The retail sector appears the least affected by the weakened status for the commercial real estate industry, primarily because "the prospects for attractive rent increases were not particularly favorable last year and have not changed much since," the forecast says. The for-sale housing sector is expected to fare much better than the commercial side, with infill housing and middle-income detached homes experiencing fair to strong price increases.

     Based on this report, our business market, customer demand and environment appears down in 2003 compared to prior years. In consideration of this, our company may have a difficult time finding purchasers or lessees for our properties, as well as competing in a tighter economy.

Competition

     The development and sale of residential and commercial real estate properties is highly competitive and fragmented. The real estate business is intensely competitive in all of its phases, and we will compete with many real estate investment and development firms, including individuals, real estate investment trusts and other entities, most of which have greater financial resources. We expect competition from a variety of sources for attractive real estate investment and development opportunities.

     Competition among private and institutional purchasers of real estate property has increased substantially in recent years, with resulting increases in the purchase prices paid for this property and higher fixed costs. We compete for residential and commercial sales and projects on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some developers with greater financial resources.

     The residential and commercial construction industries are cyclical and are affected by consumer confidence levels, prevailing economic conditions generally, and interest rate levels in particular. A variety of other factors affect these industries, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home and business ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

 (5)  Raw materials and suppliers

     We do not plan to maintain significant inventories of construction materials except for those materials that will be utilized for buildings under construction. There are numerous suppliers of raw materials and services available to us, and such materials and services have been and continue to be readily available. Material prices may fluctuate, however, due to various factors, including demand or supply shortages which may be beyond the control of our vendors. From time to time we may enter into regional and national supply contracts with certain vendors. We do not foresee any relationship issues with our future suppliers and subcontractors.

 (6)  Customers

     All of the revenues to date have been generated from two sources.
We entered into a rental agreement with a third party to lease our undeveloped commercial property for a business sign at a monthly rate of $75. Additionally, we entered into a one-year lease with a third party to rent a condominium for $620 per month. The loss of either or both of these customers will significantly harm our operating results and may force us to cease our operations.

(8)  Regulation

     We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations, which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. In the Southern Nevada and Southern Utah markets, increased open space requirements have been put into effect by the planning commissions in an effort to increase the size of lots, and increase park space available in creating a subdivision or land plan. This change in regulation ultimately decreases the number of building lots yielded from a potential property, thereby increasing the cost of each lot. This cost must ultimately be passed on to a potential buyer, or our potential profit will be diminished.

     In addition, we are subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes in our communities in the states and localities in which we operate. We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in the areas in which we operate. Generally, such moratoriums relate to insufficient water or sewage facilities, or inadequate road capacity.

     In order to secure certain approvals, we may have to provide affordable housing at below market rental or sales prices. The impact on us will depend on how the various state and local governments in the areas in which we engage, or intend to engage, in development implement their programs for affordable housing. To date, these restrictions have not had a material impact on us, nor do we expect these restrictions to materially affect our operations in the foreseeable future.

     Under various federal, state, and local laws and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous substances on its property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous substances. The costs of remediation or removal may be substantial, and the presence of the hazardous substances, or the failure to promptly remediate them, may adversely affect the owner's ability to sell the real estate or to borrow using the real estate as collateral. In connection with our future ownership and operations of these properties, we may be potentially liable for the costs of removal or remediation of hazardous substances.

     Our commercial properties will be subject to the American Disabilities Act (ADA). Under the ADA, all places of public accommodation are required to comply with certain federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for public accommodations and commercial facilities but generally requires that buildings and services (including restaurants and retail stores) be made accessible and available to people with disabilities. The ADA requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages.

 (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     Zion has not performed any research and development activities since inception, nor have we incurred any Research and Development expenses.

  (12) Employees

     We currently employ a President/ Secretary/ Treasurer and Vice-President. There exist no employment agreements, organized labor agreements or union agreements between Zion Development Corporation and our employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our current executive officers, including our President, Treasurer, Vice President and Secretary. The loss of the services of such individuals could have a material adverse effect on our operations.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Zion Development Corporation is considered a development stage
company.   Our activities since inception have been devoted primarily to raising capital.  As a result, we are a development stage enterprise as
defined by SFAS 7.      Accordingly, our auditors have issued a comment
regarding our ability to continue as a going concern (please refer to the
footnotes to the financial statements).     As we enter into contracts to
purchase property, we will attempt to acquire most property with secured bank financing or mortgages available to most buyers of real property and if necessary, we will seek internal or external sources of capital for the purchase of these properties as well if bank financing is unavailable or does not cover the entire purchase price. There is no guarantee we will obtain financing for any of our purchases, and without this financing, we cannot conduct our business plan. We currently have the following contractual obligations and commercial commitments that existed as of September 30, 2003:

                                       Payments Due by Period
                       ----------------------------------------------------
Contractual    Total     Less than 1                             After 5
Obligations  Principal      Year       1-3 years    4-5 years     Years
---------------------------------------------------------------------------

Long-term
Debt          $63,571      $4,536       $9,072       $9,072      $113,400


     The principal balance of $63,571 is financed with a 30-year fixed mortgage at an interest rate of 5.875% per annum. The monthly interest principal payments are $378.

     Our fixed and variable expenses and our ability to control them are as follows:

                      Approximate
   Classification       Monthly     Fixed/Variable    Ability to Control
                         Cost
-----------------------------------------------------------------------------

Employee Wages and      $3,000     Salary = Fixed   Can reduce through
Benefits                           Hourly =         layoff of personnel or
                                   Variable         outsourcing certain
                                                    processes

Interest Expense         $375      Fixed            Can reduce through
                                                    restructuring of
                                                    agreements

Accounting and Legal    $1,000     Variable         Will increase as we
Expenses                                            become fully reporting

Office Rental            $200      Fixed            Can increase or
Expense                                             decrease based on
                                                    month to month rental

Utilities                $150      Variable         May fluctuate due to
                                                    seasonality

Business Insurance        $0       Fixed            Will increase when
                                                    "Key Man" life
                                                    insurance is obtained

Property Insurance        $50      Variable         Can increase or
                                                    decrease based on
                                                    property(ies) owned

Misc. Office             $150      Variable         Can control through
Supplies & Shipping                                 reduced office supply
                                                    requisitions,
                                                    negotiating
                                                    alternative shipping
                                                    solutions

     To date, our efforts have been primarily focused on researching potential real estate acquisitions, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is directly dependent upon our ability to raise capital to purchase and develop our real estate properties. Our priorities for the next 12 to 24 months of operations are to:

      Task                 Description              Time            Cost
      ----                 -----------              ----            ----

Generate revenue         Through the sale       Six to Twelve     Dependent
  sufficient to         and or lease of our        Months          on each
expand operations        current or future            individual
  and invest in            properties.                             property
   advertising

  Advertise to            Advertise via         Three to Six       Maximum
   build brand         newspaper, industry       Months from        five
    awareness            magazines, real           date of         percent
                       estate trade shows,        available        of total
                          etc. to obtain            funds          revenue
                        additional clients

     On December 19, 2001, Shawn Wright, our president, contributed a parcel of land valued at a historical cost of $36,000 in exchange for 1,500,000 shares of common stock. The property was independently appraised and supports the $36,000 value. Refer to Item 3. "Description of Property" and Item 7. "Certain Relationships and Related Transactions" for additional information.

     On September 26, 2002, we purchased undeveloped land from Marie Elena Davis for an aggregate price of $36,090 based upon the fair market value of the land and on other comparable recent sales by Ms. Davis. Refer to Item
3. "Description of Property" and Item 7. "Certain Relationships and Related Transactions" for additional information.

     On May 27, 2003, we purchased a condominium for the purchase price of $71,000 from Vincent Hesser, a former director of the Company. The price was determined by comparable market analysis of similar condo units sold within 30 days prior. Refer to Item 3. "Description of Property" and Item
7. "Certain Relationships and Related Transactions" for additional information.

     We believe funds received from our common and preferred stock offerings plus our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional development contracts for residential and/or commercial properties, our revenues should grow on a consistent basis. We expect revenues to be affected by seasonal variations on a very limited basis only. As we are in the business of real estate development, our sales efforts will continue throughout the year. If fluctuations in sales affect cash flow to an extent not manageable through normal techniques we will seek additional capital through further stock offerings, debt financing or the sale of our properties.

     We have generated revenue of $1,105 for the six months ended June 30, 2003. These revenues were comprised of $655 in lease payments from the tenant of the condominium and $450 from the lease on the commercial property. In the six months ended June 30, 2002 we did not generate any revenues. During the year ended December 31, 2002, we generated $300 in revenues, attributable solely to the lease on the commercial property. In contrast, we did not generate any revenues during the year ended December 31, 2001.

     Our total expenses for the six month period ended June 30, 2003, was $14,752, consisting of $13,500 in executive compensation paid to a related party. During the six month period ended June 30, 2002, we experienced expenses in the amount of $38,825, of which $34,355, or approximately 88%, were consulting fees paid to a related party. The consulting fees were incurred as a result of our raising capital through stock offerings (see
Part II Item 4. Recent Sale of Unregistered Securities) and our attempt to obtain a quotation for our common stock on the OTCBB. Total expenses for the year ended December 31, 2002, amounted to $44,696, of which $34,355, or approximately 77%, were consulting fees paid to a related party.
During the year ago period, 2001, we had a total of $1,111 of expenses, Which consisted 100% of general and administrative expenses.

     Our net loss for the six-month period ended June 30, 2003 was $13,960. During the six month period ended June 30, 2002, we incurred a net loss of $38,825. Our net loss for the year ended December 31, 2002 was $44,433. Our net loss for the year ended December 31, 2001 was $1,111.

     For the six months ended June 30, 2003, operating activities used cash of $669, which was affected by an increase in accounts receivable of $1,625, which served to decrease cash, and an increase in customer deposits in the amount of $970. A loan payable of $70,935 increased investing cash flows, while a purchase of land in the amount of $71,000 and an increase in notes receivable of $5,000 decrease cash flows from investing activities, resulting in net cash used by investing activities in the amount of $5,065. The issuance of $1,000 in common stock contributed to net cash flows from financing activities. Given these factors, we experienced a net decrease in cash during the six months ended June 30, 2003 of $4,734.

     During the six months ended June 30, 2002, net cash outflows were $13,825, attributable solely to operating activities. Operating activities consisted of an increase in accounts payable of $25,000, which served to increase cash, although a net loss of $38,825 decreased cash.

     For the year ended December 31, 2002, operating activities used cash of $19,433, which was affected by a net loss of $44,433, an issuance of shares issued for consulting services in the amount of $25,000, an increase in accounts receivable of $300 and an increase in accounts payable in the amount of $300. A loan payable of $9,000 increased cash flows from financing activities, while a purchase of land in the amount of $36,090 decreased cash flows from investing activities, resulting in net cash used by investing activities in the amount of $36,090. The issuance of $1,500 in common stock, $26,960 in issuances of preferred stock, a $2,500 increase in funds held in escrow and a $38 increase in donated capital contributed to net cash flows from financing activities in the amount of $39,998. Given these factors, we experienced a net decrease in cash during the year ended December 31, 2002 of $15,525.

     In the prior year ended December 31, 2001, net cash used by operating activities was $1,111, due primarily to a net loss in the same amount. The issuance of common stock provided $25,000 to net cash flows from financing activities. Resultantly, we experienced a net increase in cash during the year ended December 31, 2001 of $23,889.

     As a development stage real estate development firm, our revenue will be derived from engaging in real estate projects. With all the economic challenges facing us, we are confident that we will meet our goals of growing our revenue, while at the same time maintaining a close watch on our general and administrative expenses.

     We have valued our stock at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

     Due to our status as a developmental stage company, there is substantial doubt about our ability to continue as a going concern. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage.

     We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow and the funds raised from our offering of common and preferred stock will be sufficient to meet our operating expenses for at least the next 12 to 24 months.

     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control.

     If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

  Revenue Recognition

     We expect our primary source of revenue to come from the development, management and sale of commercial and residential real estate properties. Revenue will be recognized according to GAAP, which generally records revenue upon the sale of property and/or the receipt of lease payments.

  Impairment of long lived assets

     Long lived assets held and used by us are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2003 and December 31, 2002.

  Fair value of financial instruments

     Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of June 30, 2003 and December 31, 2002. We refer you to note 2 to our audited financial statements.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

We may be unable to continue as a going concern if we fail to generate sufficient revenues.

     We are a development stage entity with limited operations. We will not be profitable until we derive sufficient revenues and cash flows from management fees or from sales of property to meet our operating expenses. Although we currently own one potentially revenue-generating property, there are no assurances that we will be able to generate revenues. In addition, we expect we may be required to purchase additional properties in order to increase our revenue-generating potential. If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

We may be unable to continue as a going concern if we fail to obtain additional capital.

      Our principal accountants have expressed substantial doubt about our ability to continue as a going concern because we have limited operations and have not commenced planned principal operations. We had cash on hand in the amount of $3,630 as of June 30, 2003. Additional financing will be necessary to maintain or expand our business. Unfortunately, such financing may not be available on favorable terms, if at all. Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems. Such liquidity and solvency problems may force us to go out of business if additional financing is not available.

The loss of any or all of our customers will significantly lower our revenues.

     Significantly all of our revenues is derived from sales realized from two customers. In the event our relationship with one or both of these customers is terminated, our revenue generating ability will be severely impaired. If we are unable to secure additional revenue sources, we will be forced to cease operations.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

     Our operations depend substantially on the skills and experience of each of our officers and directors. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

     Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between Zion Development Corp. and his or her other business interests. We have not formulated a policy for the resolution of such conflicts.

Purchasers in this offering will have limited control over decision-making because our principal stockholders, officers and directors control the majority of our issued and outstanding common stock.

Our directors and executive officers and their affiliates beneficially own substantially all of the outstanding common stock. As a result of such ownership, investors will have limited control over matters requiring approval by our security holders, including the election of directors. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we enter into transactions which require stockholder approval. This concentration of ownership limits the power to exercise control by the minority shareholders.

You may not be able to sell your shares in our company because there is no public market for our stock.

     We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step to have our stock listed on the National Association of Securities Dealers Over-the-Counter Bulletin Boardr, and

thereby creating a publicly traded market for our stock. Concurrently, we have filed through a licensed market maker, an information statement prepared in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, in an effort to obtain listing on the OTCBBr.

     There is no public market for our common stock. Our common stock is currently not quoted on any exchanges and our stock is held in a small community of shareholders. Therefore, the market for the common stock is limited. However, we expect to undertake steps that would create a publicly traded market for our float stock and thus enhance the liquidity of our shares. However, we cannot assure you that a meaningful trading market will develop. We make no representation about the value of our common stock.

Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

     If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, changes in earning estimates by analysts, fluctuations in interest rates and general economic conditions, and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for the common stock of publicly traded companies, which have been unrelated to the operating performance of these companies. These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock.

Investors may have difficulty liquidating their investment because our common stock is likely to be subject to penny stock regulation.

     The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

     We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.     Description of Property

A.   Description of Property

     Our headquarters and facilities are located at 1240 E. 100 South, Ste. 103, St. George UT 84790. Zion Development Corporation currently operates in a 150 square feet office space.

     We expect to invest or acquire an interest in any real property that our management believes has the potential to provide us with positive cash flow opportunities. We do not intend to invest in real estate mortgages nor persons primarily engaged in real estate activities.

     We currently own three real estate properties, as described below:

     (1) We purchased an undeveloped 0.36-acre parcel of commercial land from our president for the purchase price of $36,000, in exchange for 1,500,000 shares of our common stock. The property is located on Main

Street in Cedar City, Utah.

     The property is raw land without improvements. We currently have no plans for the development or sale of this land.

     We entered into a rental agreement with a third party to lease the property for a business sign at a monthly rate of $75.

     There is no insurance on this property.

     (2) We also have a parcel of undeveloped land on Leigh Hill in Cedar City, Utah. The property is approximately 1/3 acre of raw, undeveloped land and is zoned for single family home construction. We plan to build a home for sale in the next 12 months at this location. The property is currently uninsured.

     We purchased the lot for the aggregate price of $36,090. We paid consideration comprising of $27,090 in cash and a $9,000 note payable to the seller. The note is non-interest bearing and is payable with 10,000 shares of our common stock during the period December 31, 2002 and January 6, 2003. In the event that we do not issue the common stock, the note is due and payable in full via cash. As of June 30, 2003, no payments have been made and we renegotiated the terms and have extended the note to September 30, 2003.

     (3) We also own a one-bedroom condominium, located at 1335 Lorilyn Avenue, Las Vegas, Nevada 89119. The property measures approximately 792 square feet, is in good condition and adequately suited for leasing. We entered into a one-year lease with a third party to rent the property for $620 per month. We believe that the condominium is adequately covered by insurance.

     The unit was acquired for $71,000 from one of our former directors.
The property was financed with a first mortgage of $63,835 and second mortgage of $7,165. The first mortgage is due in 30 years with an interest rate of 5.875% per annum and is personally guaranteed by Vincent Hesser, a former director. During the six months ended June 30, 2003, we paid a total of $65 in principal and accrued $313 in interest. The second mortgage is due in one year with one balloon payment of $7,165 with no interest accrued. In the event of default, the remaining balance will accrue interest at a rate of 18% per annum. During the six months ended June 30, 2003, we paid a total of $0 in principal and accrued no interest.

Occupancy Rate                                                100%
Tenants occupying 10% or more of the rentable square footage  1
Average annual rental per square foot                         $9.39
Number of tenants whose leases will expire                    1 (in June 2004)
Total area in square feet covered by leases                   792
Annual rental represented by leases                           $7,440
Percentage of gross annual rental represented by leases       100%
Federal tax basis                                             $71,000
Depreciation rate                                             3.33% per year
Depreciation method                                           Straight line
Depreciable life                                              30 years
Annual realty taxes                                           $428

Item 4.     Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of September 30, 2003, certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                            Shares                             Percentage of
                         Beneficially                          Common Shares
 Name and Address           Owned            Consideration      Outstanding
------------------------------------------------------------------------------

Shawn Wright              2,500,000            2,500,000 @         98.81%
1240 E. 100 South,                          $0.001 per share
Suite 103, St.
George, UT 84790


Heber Lund                        0               N/A               0.00%
1240 E. 100 South,
Suite 103, St.
George, UT 84790

                         ----------                             -----------
Total ownership by        2,500,000                                98.81%
our officers and
directors (three
individuals)


B.   Persons Sharing Ownership of Control of Shares

     No person other than Shawn Wright owns or shares the power to vote five percent (5%) or more of Zion Development Corporation securities. In addition, Shawn Wright is the only officer and director that owns shares in the Company.

Item 5.     Directors and Executive Officers, Promoters and
Control Persons

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.

         Name            Age           Position                  Term

Shawn Wright             35           President,           Since December
2001
                                 Secretary, Treasurer
                                     and Director

Heber Lund               63         Executive Vice         Since December
2001
                                      President

B.   Work Experience

     Shawn Wright, President, Secretary, Treasurer and Director - Mr. Wright has 14 years of experience in the construction, development, and property management industries. From December 1998 to June 2003, Mr. Wright was the President of Wright Masonry. Since December 2001 through the present, he has been overseeing the real estate acquisition and development operations of Zion Development Corporation.

     Mr. Wright has expertise scheduling and tracking construction projects, bidding on contracts, managing personnel and payroll, and overseeing jobs. Mr. Wright also worked with civil engineers and city inspectors in relation to those construction jobs, met with owners and vendors, and managed contracts.

     Mr. Wright currently holds a Utah Contractors License in Masonry.
He is also experienced in ownership and operation of commercial for-lease properties, and the acquisition and disposition of real estate properties. During the beginning of his career, Mr. Wright attended several courses related to the industry at Southern Utah University, specializing in Architecture and Drafting.

     Heber Lund, Executive Vice President - Mr. Lund has 27 years of experience in the subcontracting, construction, and development industries for both residential and commercial real estate. He also has many years of experience in office operations, accounting, bidding, managing personnel and contract administration.

     Mr. Lund began his construction career in approximately 1970 in the retail trade, owning and operating a company specializing in residential upgrade items such as flooring, carpeting, window treatments, and furniture. Subsequently, Mr. Lund formed Lund Pools and Landscaping in 1986 to service the Southern Utah and Nevada areas. Mr. Lund's company has contracted and completed many residential and commercial projects, including the Virgin River Hotel and Casino in Mesquite, Nevada and the
Best Western Abby Inn in St. George, Utah.    Since December 2001, Mr. Lund
has been the Vice President of Zion Development Corporation.

     Mr. Lund is a graduate of Southern Utah University (Class of 1966) and earned his Bachelor degree in Business. He also currently holds Pool and Landscaping contractor licenses in the State of Utah. Mr. Lund is Mr. Wright's father in law.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have employment, organized labor or union agreements between Zion and our employees. No salary has been paid to an officer or director of Zion, since the date of initial formation and incorporation of the Company in the State of Nevada. The below-named executives have agreed to defer payment of salaries based on the cash flow and financial performance of the Company. Salaries will not be paid until after funding of the Company is fully complete. Additionally, there has not been, nor will there be any accrual of salaries. The following table sets forth the annual compensation due our executives.

                  Capacities in which      Time Spent
                   Remuneration was          on Zion          Annual
  Name                 Recorded             Business     Compensation 1,2
--------------------------------------------------------------------------
Shawn Wright    President, Secretary,          50%              $0
               Treasurer and Director

Heber Lund         Executive Vice              25%              $0
                     President


Footnotes to Executive Compensation:

1. The officers and directors of the Company have not received a salary since inception, nor will they accrue salaries. Management's salaries will be based upon the performance of the Company and will only be paid in the future given that revenues generated by operations are sufficient to do so. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company. To date, there are no established criteria for salaries, nor are there plans for management to address this issue in the near future given that revenues are not expected to be sufficient to pay salaries for at least the next twelve months.
2. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.


Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.    Certain Relationships and Related Transactions

       On December 6, 2001, Mr. Wright contributed $25,000 cash in exchange for 1,000,000 shares of common stock on December 5, 2001.

     On December 19, 2001, Mr. Wright contributed a property valued at $36,000 in exchange for 1,500,000 shares of common stock. The property had an independent appraisal supporting the $36,000 value. Both share issuances were valued at approximately $0.025 per share.

     On September 24, 2002, we entered into a promissory note agreement with Vincent Hesser, a former director, wherein Mr. Hesser loaned us $20,000. The note bears interest at 10% per annum and is due and payable in full on March 23, 2003. During the year ended December 31, 2002, we paid a total of $20,000 to Mr. Hesser and the interest of $38 was forgiven.

     On September 26, 2002, we entered into a promissory note agreement with Marie Elena Davis in the amount of $9,000 in conjunction with our purchase of land from Ms. Davis. The note is non-interest bearing and is payable with 10,000 shares of our common stock during the period December 31, 2002 and January 6, 2003. In the event that we do not issue the common stock, the note is due and payable in full via cash. As of June 30, 2003, no payments have been made and we renegotiated the terms and have extended the note to September 30, 2003.

     On September 30, 2002, we issued a total of 2,050 shares of our $0.001 par value common stock valued at $2,050 to family members of Vincent Hesser, a former director of the Company. We also issued 30,000 shares of our $0.001 par value preferred stock to Marie Elena Davis, a note holder, for $27,000 in cash.

     On January 7, 2003, we entered into a promissory note agreement with Shawn Wright, the president of Zion, in the amount of $5,000. The note is non-interest bearing and is due upon demand.

     On May 27, 2003, we purchased a condominium for the purchase price of $71,000 from Vincent Hesser, a former director of the Company. The property was financed with a first mortgage from Wells Fargo of $63,835 and second mortgage of $7,165 financed by Mr. Hesser. The first mortgage is due in 30 years with an interest rate of 5.875% per annum and is personally guaranteed by Vincent Hesser, a former director. During the six months ended June 30, 2003, we paid a total of $65 in principal and accrued $313 in interest. The second mortgage is due in 1 year with one balloon payment of $7,165 with no interest accrued. In the event of default, the remaining balance will accrue interest at a rate of 18% per annum. During the six months ended June 30, 2003, we paid a total of $0 in principal and accrued no interest.

Item 8.     Description of Securities

     The authorized capital stock of our Company consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

     As of September 30, 2003, the Company has 2,530,000 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e) your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     We are also authorized to issue 20,000,000 shares of Preferred Stock, $0.001 par value. As of September 30, 2002 we have issued 33,600 shares of Series A Convertible Preferred Stock
("Convertible Preferred Stock).

  Series A Convertible Preferred Stock

     Each Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time. The conversion rate will be one share of Convertible Preferred to one share of Common Stock.

     All Series A Convertible Preferred Stock has liquidation preferences (Series A Stock at $0.90 per share, respectively, plus an amount equal to all declared but unpaid dividends on each share). The holders of the Series A Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are legally available therefor, and prior and in preference to any declaration or payment of any dividend on any share of Common Stock, cash dividends in an amount per share of up to their full investment payable at the end of each fiscal year in which dividends are declared Any subsequent declared dividend, after the holders of the Series A Convertible Preferred Stock full investment is covered, will be evenly distributed between the common stock shareholders and the Series A shareholders.

     If the Board of Directors declares dividends on the Common Stock in excess of the dividend preference of the Series A Convertible Preferred Stock, the holders of Series A Convertible Preferred Stock shall participate in such excess dividend in the same proportion to which they would be entitled if their Series A Convertible Preferred Stock were converted into shares of Common Stock.

     Once a Series A shareholder decides to convert his/her stock to common stock, that shareholder will lose his/her preferred dividend disbursement rights. The Series A shareholder that has converted will receive dividends only after all the Series A shareholders who have not converted their stock have been fully compensated for their investment.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to Zion Development Corporation Section 78.438 of the Nevada law prohibits us from merging with or selling Zion Development Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Zion Development Corporation shares, unless the transaction is approved by the Board of Directors of Zion Development Corporation. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Zion Development Corporation.

                             Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Our common equity is not subject to outstanding warrants. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act. The Company has no outstanding stock option grants.

     There are currently 29,100 shares of our common stock held of record by 28 individuals. The remaining 2,500,900 shares held of record by 6 individuals will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of September 30, 2003, we have 34 common stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Zion Development Corporation, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.    Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of Zion
Development Corporation is Shelley Godfrey, Pacific Stock
Transfer Company, 500 E. Warm Springs Road, Suite 240, Las
Vegas, Nevada 89119, (702) 361-3033.

Item 2.  Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

     The Company had not retained independent accountants prior to engaging Beckstead & Watts, LLP as independent auditors.
Since the Company's inception to June 30, 2003, neither the Company nor anyone on its behalf consulted Beckstead & Watts regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Beckstead & Watts provided to the Company a written report or oral advice regarding such principles or audit opinion. We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

Common Stock

     On December 4, 2001, we were incorporated under the laws of the State of Nevada as Zion Development Corporation. We are authorized to issue 100,000,000 shares of Common Stock, par value
$0.001.

     At the Initial Meeting of the Board of Directors on December 5, 2001, it was resolved that our formal Bylaws be adopted. On December 6, 2001 there was another board meeting where it was resolved that we issue 2,500,000 shares of our $0.001 par value common stock to, Shawn Wright, our president. Mr. Wright received 1,000,000 shares for cash of $25,000 and 1,500,000 shares in exchange for property worth $36,000.

     The above referenced issuances transacted on December 5, 2001, December 6, 2001, were made in accordance with Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration transactions by an issuer not involving a "public offering."

     During September 2002, we completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. We sold 5,000 shares of our $0.001 par value common stock at a price of $1.00 per share to 32 individuals for total cash of $5,000. In addition, we issued 25,000 shares to one shareholder in lieu of services rendered in the amount of $25,000. The issuance of shares represented payment to Corporate Regulatory Services, a consulting company, for facilitating the preparation of the documentation necessary to become a publicly traded company.

     For our offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:

1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;

2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and

3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

     Therefore, based on the facts above, we were able to determine that we could sell securities pursuant to Rule 504 of Regulation D.

 Preferred Stock

     During September 2002 we completed an offering in which 33,600 restricted shares of Series A Convertible Preferred stock were issued to 30 shareholders at a price of $0.90 per share, for total receipts of $30,240 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 505 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751, we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                                 Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

(a)  Audited Financial Statements as of June 30, 2003

(b) Unaudited Interim Financial Statements for the three months ended September 30, 2003

(c)  Audited Financial Statements as of December 31, 2001

           (a)  Audited Financial Statements as of June 30, 2003









                       Zion Development Corporation
                       (A Development Stage Company)


                              Balance Sheets
                                   as of
                             June 30, 2003 and
                             December 31, 2002

                                    and

                         Statements of Operations,
                         Stockholders' Equity, and
                                Cash Flows
                           for the periods ended
                          June 30, 2003 and 2002
                      and December 31, 2002 and 2001
                                    and
                              for the period
                   December 4, 2001 (Date of Inception)
                                  through
                               June 30, 2003

                             TABLE OF CONTENTS




                                                           PAGE

Independent Auditors' Report                                1

Balance Sheets                                              2

Statements of Operations                                    3

Statement of Stockholders' Equity                           4

Statements of Cash Flows                                    5

Footnotes                                                   6

Beckstead and Watts, LLP
Certified Public Accountants
                                                    3340 Wynn Road, Suite B
                                                        Las Vegas, NV 89102
                                                               702.257.1984
                                                         702.362.0540 (fax)

                       INDEPENDENT AUDITORS' REPORT


Board of Directors
Zion Development Corporation
Las Vegas, NV

We have audited the Balance Sheet of Zion Development Corporation (the "Company") (A Development Stage Company), as of June 30, 2003 and December 31, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended and for the period December 4, 2001 (Date of Inception) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Zion Development Corporation as of December 31, 2001, were audited by G. Brad Beckstead, CPA, sole practitioner, whose report dated March 1, 2002, on those statements included an explanatory going concern paragraph discussed in Note 3 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zion Development Corporation (A Development Stage Company) as of June 30, 2003 and December 31, 2002, and the results of its operations and cash flows for the periods then ended, and for the period December 4, 2001 (Date of Inception) to June 30, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

August 27, 2003




                               -31-                                       FA-1





                       Zion Development Corporation
                       (A Development Stage Company)
                               Balance Sheet


                                                                      December
                                                        June 30,         31,
                                                          2003          2002
                                                       -----------------------
Assets

Current assets:
  Cash and equivalents                                   $3,630         $8,364

  Funds held in escrow                                    2,500          2,500
  Accounts receivable                                     1,925            300
  Notes receivable - related party                        5,000              -
                                                       -----------------------
    Total current assets                                 13,055         11,164
                                                       -----------------------

Property, net                                           142,875         72,090

                                                       -----------------------
                                                       $155,930        $83,254
                                                       =======================
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                         $531           $300
  Customer deposits                                         970              -
  Loan payable                                           16,165          9,000
  Current portion of long-term loan payable                 811              -
                                                       -----------------------
    Total current liabilities                            18,477          9,300

Long-term liabilities:
  Loan payable                                           62,959              -
                                                       -----------------------
    Total long-term liabilities                          62,959              -
                                                       -----------------------

                                                         81,436          9,300
                                                       -----------------------
Stockholders' equity:

Common stock, $0.001 par value, 100,000,000 shares
authorized, 2,530,000 and 2,530,000 shares issued
and outstanding as of 6/30/03 and 12/31/02, respectively  2,530          2,530

Series A Convertible preferred stock, $0.001 par value
20,000,000 shares authorized, 33,600 and 33,600 shares
issued and outstanding as of 6/30/03 and 12/31/02,
respectively                                                 34             34

Additional paid-in capital                              132,214        118,714
Subscriptions receivable                                  (780)        (1,780)
(Deficit) accumulated during development stage         (59,504)       (45,544)
                                                       -----------------------
                                                         74,494         73,954
                                                       -----------------------

                                                       $155,930        $83,254
                                                       =======================


The accompanying notes are an integral part of these financial statements.






                               -32-                                       FA-2





                       Zion Development Corporation
                       (A Development Stage Company)
                          Statement of Operations


                                            For the six months    For the year   December 4, 2001   December 4, 2001
                                                  ended               ended       (Inception) to     (Inception) to
                                                 June 30,          December 31,    December 31,          June 30,
                                             2003       2002          2002            2001                2003
                                          ---------------------------------------------------------------------------

Revenue                                     $1,105          $-         $300             $-              $1,405

Expenses:
  Consulting fees - related party                -      34,355       34,355              -              34,355
  Executive compensation - related party    13,500           -            -              -              13,500
  General and administrative expenses        1,037       4,470       10,341          1,111              12,489
  Depreciation                                 215           -            -              -                 215
                                          ---------------------------------------------------------------------------
    Total expenses                          14,752      38,825       44,696          1,111              60,559
                                          ---------------------------------------------------------------------------
Other income (expense)
  Interest income                                -           -            1              -                   1
  Interest (expense)                          (313)          -         (38)              -                (351)
                                          ---------------------------------------------------------------------------
    Total other income (expense)              (313)          -         (37)              -                (350)
                                          ---------------------------------------------------------------------------

Net (loss)                                $(13,960)   $(38,825)   $(44,433)        $(1,111)           $(59,504)
                                          ===========================================================================
Weighted average number of
  common shares outstanding              2,530,000   2,500,000   2,507,644       1,625,000
                                          ======================================================
Net (loss) per share                        $(0.01)     $(0.02)     $(0.02)         $(0.00)
                                          ======================================================


The accompanying notes are an integral part of these financial statements.





                               -33-                                       FA-3






                       Zion Development Corporation
                       (A Development Stage Company)
                     Statement of Stockholders' Equity


                                                                                                (Deficit)
                                                                                               Accumulated
                                                                      Additional                 During        Total
                            Common Stock          Preferred Stock      Paid-in   Subscription  Development  Stockholders'
                         Shares      Amount     Shares      Amount     Capital    Receivable      Stage        Equity
                        -------------------------------------------------------------------------------------------------

December 2001
Common stock            1,000,000    $1,000          -         $-       $24,000          $-           $-       $25,000
issued for cash

December 2001
Common stock            1,500,000     1,500          -          -        34,500           -            -        36,000
issued for property

Net (loss) December 4,                                                                            (1,111)       (1,111)
2001 (inception)
to December 31, 2001
                        -------------------------------------------------------------------------------------------------


Balance, December       2,500,000     2,500          -          -        58,500          $-       (1,111)       59,889
31, 2001


September 2002
Common stock                5,000         5                               4,995      (1,000)                     4,000
issued for cash


September 2002
Common stock               25,000        25                              24,975                                 25,000
issued for
consulting services

September 2002
Preferred stock                                 33,600         34        30,206        (780)                    29,460
issued pursuant to
Rule 505 offering

December 2002
Donated Capital                                                              38                                     38


Net (loss) For the                                                                               (44,433)      (44,433)
year ended December
31, 2002
                        -------------------------------------------------------------------------------------------------

Balance, December       2,530,000     2,530     33,600         34       118,714      (1,780)     (45,544)       73,954
31, 2002

March 2003
Decrease in                                                                           1,000                     1,000
subscriptions
receivable

March 2003 Donated                                                        6,750                                 6,750
services

June 2003 Donated                                                         6,750                                 6,750
services

Net (loss) For the                                                                               (13,960)     (13,960)
period ended June
30, 2003
                        -------------------------------------------------------------------------------------------------

Balance, June 30,       2,530,000    $2,530     33,600        $34      $132,214       $(780)    $(59,504)     $74,494
2003



The accompanying notes are an integral part of these financial statements.





                               -34-                                       FA-4





                       Zion Development Corporation
                       (A Development Stage Company)
                         Statements of Cash Flows


                                              For the six months    For the year   December 4, 2001   December 4, 2001
                                                    ended               ended       (Inception) to     (Inception) to
                                                   June 30,          December 31,    December 31,          June 30,
                                               2003       2002          2002            2001                2003
                                            ---------------------------------------------------------------------------
                                                       (unaudited)

Cash flows from operating activities
Net (loss)                                  $(13,960)    $(38,825)    $(44,433)       $(1,111)           $(59,504)
Shares issued for consulting services              -            -       25,000              -              25,000
Donated services                              13,500            -            -              -              13,500
Depreciation                                     215            -            -              -                 215
Adjustments to reconcile net (loss) to
  net cash (used) by operating activities:
 (Increase) in accounts receivable            (1,625)           -         (300)             -              (1,925)
  Increase in accounts payable                   231       25,000          300              -                 531
  Increase in customer deposits                  970            -            -              -                 970
                                            ---------------------------------------------------------------------------
Net cash (used) by operating activities         (669)     (13,825)     (19,433)        (1,111)            (21,213)
                                            ---------------------------------------------------------------------------

Cash flows from investing activities
  Purchase of property                       (71,000)           -      (36,090)             -            (107,090)
 (Increase) in notes receivable - related     (5,000)           -            -              -              (5,000)
party                                       ---------------------------------------------------------------------------

Net cash (used) by investing acitivities     (76,000)           -      (36,090)             -            (112,090)
                                            ---------------------------------------------------------------------------
Cash flows from financing activities
  Proceeds from short term loan payable        7,165            -        9,000              -              16,165
  Proceeds from long term loan payable        63,835            -            -              -              63,835
  Payments for long term loan payable            (65)           -            -              -                 (65)
  Issuances of common stock                    1,000            -        1,500         25,000              27,500
  Issuances of preferred stock                     -            -       26,960              -              26,960
  Increase in funds held in escrow                 -            -        2,500              -               2,500
  Increase in donated capital                      -            -           38              -                  38
                                            ---------------------------------------------------------------------------
Net cash provided by financing activities     71,935            -       39,998         25,000             136,933
                                            ---------------------------------------------------------------------------

Net increase (decrease) in cash               (4,734)     (13,825)     (15,525)        23,889               3,630
and equivalents
Cash and equivalents - beginning               8,364       23,889       23,889              -                   -
                                            ---------------------------------------------------------------------------
Cash and equivalents - ending                 $3,630      $10,064       $8,364        $23,889              $3,630
                                            ===========================================================================
Supplemental disclosures:
  Interest paid                                 $313           $-           $-             $-                $313
                                            ===========================================================================
  Income taxes paid                               $-           $-           $-             $-                  $-
                                            ===========================================================================
Non-cash transactions:
Stock issued for property                         $-           $-           $-        $36,000             $36,000
                                            ===========================================================================
Number of shares issued for property               -            -            -      1,500,000           1,500,000
                                            ===========================================================================

Stock issued for consulting services              $-           $-      $25,000             $-             $25,000
                                            ===========================================================================
Number of shares issued for services               -            -       25,000              -              25,000
                                            ===========================================================================


      The accompanying notes are an integral part of these financial statements.







                               -35-                                       FA-5





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 1 - History and organization of the company

The Company was organized December 4, 2001 (Date of Inception) under the laws of the State of Nevada, as Zion Development Corporation. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 20,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are funds held in share accounts at a credit union in the amount of $3,630 and $8,364 which are considered to be cash equivalents as of June 30, 2003 and December 31, 2002.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. The Company has provisions in the event the estimated market value of any property is less than its cost. The estimated market value would be obtained by appraisal or market analysis of similar property sales. No such impairments have been identified by management at June 30, 2003 and December 31, 2002.

Property
Property is recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Revenue recognition
The Company recognizes rental revenue as earned on a monthly basis for all short-term leases.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses in 2003 or 2002.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2003 and December 31, 2002, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.




                               -36-                                       FA-6





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2003 and December 31, 2002. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and equivalents - The carrying amount approximates fair value because of the short maturity of those instruments.

Accounts receivable - The carrying value of accounts receivable approximates fair value due to the short-term nature of the obligations.

Notes receivable - The carrying value of notes receivable approximates fair value due to the historical collectibility.

Accounts payable - The carrying value of accounts payable approximates fair value due to the short-term nature of the obligations.

Loan payable - The carrying value of loan payable approximates fair value due to the borrowing rates currently available for debt of similar terms and maturities.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.





                               -37-                                       FA-7





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No.
51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003 and the company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.





                               -38-                                       FA-8





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via future securities offerings pursuant to Regulation D, Rules 504 and 505 of the SEC 1933 Securities Act. If the securities offerings do not provide sufficient capital, a shareholder of the Company has agreed to provide sufficient funds. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Notes receivable - related party

On January 7, 2003, the Company entered into a Promissory Note Agreement with Shawn Wright, an officer and director of the Company, in the amount of $5,000. The Note is non-interest bearing and is due upon demand.

Note 5 - Property

On December 19, 2001, the Company purchased from the president of the Company a parcel of land at a historical cost basis of $36,000 in exchange for 1,500,000 shares of its $0.001 par value common stock.

On September 16, 2002, the Company purchased a parcel of land for $36,090, based on the fair market value of the land based on other comparable recent sales from Marie Elena Davis. The Company paid consideration comprising of $27,090 in cash and a $9,000 note payable to the seller.

On May 27, 2003, the Company purchased a condominium for the purchase price of $71,000 from a director of the Company. The property was financed with a first mortgage of $63,835 and second mortgage of $7,165, respectively. During the six months ended June 30, 2003, the Company paid a total of $65 in principal and accrued $313 in interest. During the six months ended June 30, 2003, the Company recorded depreciation expense of $215.

Note 6 - Loan payable

On September 26, 2002, the Company entered into a Promissory Note Agreement with Marie Elena Davis in the amount of $9,000 in conjunction with its purchase of land from Ms. Davis. The Note is non-interest bearing and is payable with 10,000 shares of the Company's $0.001 par value common stock during the period December 31, 2002 and January 6, 2003. In the event the Company does not issue the common stock, the note is due and payable in full via cash. As of June 30, 2003, no payments have been made and the Company renegotiated the terms and has extended the note to September 30, 2003. (See Note 12)

On May 27, 2003, the Company financed the purchase of a condominium with a second mortgage due to Mr. Hesser, a director of the Company. The note is due in one year with one balloon payment of $7,165 with no interest accrued. In the event of default, the remaining balance will accrue interest at a rate of 18% per annum. During the six months ended June 30, 2003, the Company paid a total of $0 in principal and accrued no interest.





                               -39-                                       FA-9





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 7 - Loan from director

On September 24, 2002, the Company entered into a Promissory Note Agreement with Vincent Hesser, a director, wherein Mr. Hesser loaned the Company $20,000. The Note bears interest at 10% per annum and is due and payable in full on March 23, 2003. During the year ended December 31, 2002, the Company paid a total of $20,000 to Mr. Hesser and the interest of $38 was forgiven.

Note 8 - Long-term loan payable

On May 27, 2003, the Company financed the purchase of a condominium with a first mortgage due to Wells Fargo for the amount of $65,835. The note is due in 30 years with an interest rate of 5.875% per annum and is personally guaranteed by Vincent Hesser, a director of the Company. During the six months ended June 30, 2003, the Company paid a total of $65 in principal and $313 in interest. The table below is a summary of the remaining principal payments for the next five years.

     Year           Principal
                    Payments
    ---------------------------
     2003            $400
     2004            $835
     2005            $886
     2006            $939
     2007            $996


Note 9 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No.
109"), which requires use of the liability method.   SFAS No.  109 provides
that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                           U.S federal statutory rate      (34.0%)

                           Valuation reserve                34.0%
                                                          ----------
                           Total                               -%
                                                          ==========

As of December 31, 2002, the Company has a net operating loss carry forwards as follows:

          Year          Amount        Expiration
         ----------------------------------------
          2001         $  1,111          2021
          2002         $ 45,544          2022





                               -40-                                      FA-10





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 10 - Stockholders' equity

The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock and 20,000,000 shares of its $0.001 par value preferred stock.

Common stock:

On December 6, 2001, the Company issued 1,000,000 shares of its $0.001 par value common stock to its president in exchange for cash in the amount of $25,000.

On December 19, 2001, the Company issued 1,500,000 shares of its $0.001 par value common stock to its president in exchange for property with a historical cost basis of $36,000 from its president.

On September 30, 2002, the Company closed its Regulation D, Rule 504 offering of its $0.001 par value common stock and issued 5,000 shares for cash of $5,000. Of the total amount $1,000 is considered subscriptions receivable. The Company also issued 25,000 shares to Corporate Regulatory Services for consulting services valued at $25,000 in conjunction with its Rule 504 offering.

In December 2002, the Company received donated capital of $38.

In March 2003, the Company received cash of $1,000 and cancelled a portion of the subscriptions receivable balance.

During the quarter ended March 31, 2003, the two of Company's officers and directors donated their services to the Company. The services are based on an annual salary of $36,000 and is prorated based on the estimated percentage of time spent actually working for the Company. The total value of services is $6,750 and is considered additional paid in capital.

During the quarter ended June 30, 2003, the two of Company's officers and directors donated their services to the Company. The services are based on an annual salary of $36,000 and is prorated based on the estimated percentage of time spent actually working for the Company. The total value of services is $6,750 and is considered additional paid in capital.

Series A convertible preferred stock:

The preferred stock is convertible at the option of the holder thereof, at any time. The conversion rate is one share of Series A convertible preferred to one share of common stock.

All Series A convertible preferred stock has liquidation preferences at $0.90 per share plus an amount equal to all declared but unpaid dividends on each share. The holders of the Series A convertible preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are legally available therefore, and prior and in preference to any declaration or payment of any dividend on any share of Common Stock, cash dividends in an amount per share of up to their full investment payable at the end of each fiscal year in which dividends are declared. Any subsequent declared dividend, after the holders of the Series A convertible preferred stock full investment is covered with be evenly distributed between the common stock shareholder and the Series A convertible preferred stock shareholders.

On September 30, 2002, the Company issued 33,600 shares of its $0.001 par value Series A convertible preferred stock pursuant to its Regulation D, Rule 505 offering for cash in the amount of $30,240. Of the total amount $780 is considered subscriptions receivable.

As of June 30, 2003, there have been no other issuances of common and/or preferred stock.




                               -41-                                      FA-11




                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 11 - Warrants and options

As of June 30, 2003 and December 31, 2002, there are no warrants or options outstanding to acquire any additional shares of common and/or preferred stock.

Note 12 - Related party transactions

On September 30, 2002, the Company issued a total of 2,050 shares of its $0.001 par value common stock valued at $2,050 to family members of a director of the Company and 30,000 shares of its $0.001 par value preferred stock to Marie Elena Davis, a note holder. (See Note 6)

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


























                               -42-                                      FA-12





  (b)  Unaudited Interim Financial Statements for the three months ended
                            September 30, 2003







                             TABLE OF CONTENTS




                                                           PAGE

Balance Sheets                                              1

Statements of Operations                                    2

Statements of Cash Flows                                    3

Footnotes                                                   4






























                               -43-





                       Zion Development Corporation
                       (A Development Stage Company)
                               Balance Sheet
                                (unaudited)

                                                            September 30,
                                                                2003
                                                           ---------------
Assets

Current assets:
  Cash                                                        $4,220
  Accounts receivable                                            300
  Notes receivable - related party                             5,000
                                                           ---------------
    Total current assets                                       9,520
                                                           ---------------

Property, net                                                142,229

                                                           ---------------
                                                            $151,749
                                                           ===============

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                              $535
  Customer deposits                                              970
  Loan payable                                                16,165
  Current portion of long-term loan payable                      823
                                                           ---------------
    Total current liabilities                                 18,493
                                                           ---------------

Long-term liabilities:
  Loan payable                                                62,748
                                                           ---------------
    Total long-term liabilities                               62,748
                                                           ---------------

                                                              81,241
                                                           ---------------

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
authorized, 2,530,000 shares issued and outstanding            2,530

Series A Convertible preferred stock, $0.001 par
value 20,000,000 shares authorized, 33,600 shares issued
and outstanding                                                   34

Additional paid-in capital                                   138,965
Subscriptions receivable                                        (780)
(Deficit) accumulated during development stage               (70,241)
                                                           ---------------
                                                              70,508
                                                           ---------------

                                                            $151,749
                                                           ===============



The accompanying notes are an integral part of these financial statements.





                               -44-                                       FB-1






                       Zion Development Corporation
                       (A Development Stage Company)
                         Statements of Operations
                                (unaudited)


                                          Three Months Ending     Nine Months Ending     December 4, 2001
                                             September 30,           September 30,       (Inception) to
                                           2003        2002        2003       2002      September 30, 2003
                                         ------------------------------------------------------------------

Revenue                                   $1,910         $75      $3,015         $75          $3,315
                                         ------------------------------------------------------------------
Expenses:
  Consulting fees - related party              -           -           -      34,355          34,355
  Executive compensation - related party   6,750           -      20,250           -          20,250
  General and administrative expenses      4,316       1,485       5,353       5,955          16,805
  Depreciation                               646           -         861           -             861
                                         ------------------------------------------------------------------
    Total expenses                        11,712       1,485      26,464      40,310          72,271
                                         ------------------------------------------------------------------

Other income (expense)
  Interest income                             -            1           -           1               1
  Interest (expense)                       (935)         (38)     (1,248)        (38)         (1,286)
                                         ------------------------------------------------------------------
    Total other income (expense)           (935)         (37)     (1,248)        (37)         (1,285)
                                         ------------------------------------------------------------------

Net (loss)                             $(10,737)     $(1,447)   $(24,697)   $(40,272)       $(70,241)
                                         ==================================================================
Weighted average number of
  common shares outstanding -         2,530,000    2,500,326   2,530,000   2,500,110
  basic and fully diluted                ==================================================

Net (loss) per share - basic             $(0.00)      $(0.00)     $(0.01)     $(0.02)
  & fully diluted                        ==================================================





The accompanying notes are an integral part of these financial statements.






                               -45-                                       FB-2





                       Zion Development Corporation
                       (A Development Stage Company)
                         Statements of Cash Flows

                                                   Nine Months Ending   December 4, 2001
                                                       September 30,     (Inception) to
                                                     2003         2002     September 30,
                                                                                2003
                                                   ------------------------------------
Cash flows from operating activities
Net (loss)                                        $(24,697)    $(40,272)     $(70,241)
Shares issued for consulting services                    -       25,000        25,000
Donated services                                    20,250            -        20,250
Depreciation                                           861            -           861
Adjustments to reconcile net (loss) to
net cash (used) by operating activities:
  (Increase) in accounts                                 -          (75)         (300)
  Increase in accounts payable receivable              235            -           535
  Increase in customer deposits                        970            -           970
                                                   -----------------------------------
Net cash (used) by operating activities             (2,381)     (15,347)      (22,925)
                                                   -----------------------------------

Cash flows from investing activities
  Purchase of property                             (71,000)     (36,090)     (107,090)
  (Increase) in notes receivable - related party    (5,000)           -        (5,000)
                                                   -----------------------------------
Net cash (used) by investing activities            (76,000)     (36,090)     (112,090)
                                                   -----------------------------------

Cash flows from financing activities
  Proceeds from short term loan payable              7,165       29,038        16,165
  Proceeds from long term loan payable              63,835            -        63,835
  Payments for long term loan payable                 (263)           -          (263)
  Issuances of common stock                          3,500        5,350        30,000
  Issuances of preferred stock                       2,500       30,243        29,460
  (Decrease) in funds held in escrow                (2,500)           -             -
  Increase in donated capital                            -            -            38
                                                   -----------------------------------
Net cash provided by financing activities           74,237       64,631       139,235
                                                   -----------------------------------

Net increase (decrease) in cash                     (4,144)      13,194         4,220
and equivalents

Cash and equivalents - beginning                     8,364       23,889             -

Cash and equivalents - endings                      $4,220      $37,083        $4,220

Supplemental disclosures:
  Interest paid                                     $1,248           $-        $1,248
                                                   ==================================
  Income taxes paid                                     $-           $-            $-
                                                   ==================================

Non-cash transactions:
  Stock issued for property                             $-      $36,000       $36,000
                                                   ==================================
  Number of shares issued for property                   -    1,500,000     1,500,000
                                                   ==================================

  Stock issued for consulting services                  $-      $25,000       $25,000
                                                   ==================================
  Number of shares issued for consulting services        -       25,000        25,000
                                                   ==================================



      The accompanying notes are an integral part of these financial statements.






                               -46-                                       FB-3






                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the periods ended June 30, 2003, December 31, 2002 and 2001 and notes thereto included in the Company's Form 10-SB. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has commenced its planned principal operations and it has generated minimal revenues. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management plans to raise additional capital via an equity offering and an officer of the Company has agreed to loan the Company funds as needed to sustain business for a period of twelve months. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 3 - Notes receivable - related party

On January 7, 2003, the Company entered into a Promissory Note Agreement with Shawn Wright, an officer and director of the Company, in the amount of $5,000. The note is non-interest bearing and is due upon demand.

Note 4 - Property

As of September 30, 2003 the Company had the following properties:


    Land                             $  72,090
    Condominium                         71,000
    Less: Accumulated depreciation        (861)
                                     ---------
    Total                            $ 142,229

During the nine months ended September 30, 2003, the Company recorded depreciation expense of $861.








                               -47-                                       FB-4






                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

Note 5 - Loan payable

On September 26, 2002, the Company entered into a Promissory Note Agreement with Marie Elena Davis in the amount of $9,000 in conjunction with its purchase of land from Ms. Davis. The Note is non-interest bearing and is payable with 10,000 shares of the Company's $0.001 par value common stock during the period December 31, 2002 and January 6, 2003. In the event the Company does not issue the common stock, the note is due and payable in full via cash. As of September 30, 2003, no payments have been made and the Company renegotiated the terms and has extended the note to September 30, 2003.

On May 27, 2003, the Company financed the purchase of a condominium with a second mortgage due to Vince Hesser, a director of the Company. The note is due in one year with one balloon payment of $7,165 with no interest accrued. In the event of default, the remaining balance will accrue interest at a rate of 18% per annum. During the nine months ended September 30, 2003, the Company paid a total of $0 in principal and accrued no interest.

Note 6 - Long-term loan payable

On May 27, 2003, the Company financed the purchase of a condominium with a first mortgage due to Wells Fargo for the amount of $65,835. The note is due in 30 years with an interest rate of 5.875% per annum and is personally guaranteed by Vincent Hesser, a director of the Company. During the nine months ended September 30, 2003, the Company paid a total of $263 in principal and $1,248 in interest. The table below is a summary of the remaining principal payments for the next five years.

    Year      Principal
              Payments

    2003        $213
    2004        $835
    2005        $886
    2006        $939
    2007        $996


Note 7 - Stockholders' equity

The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock and 20,000,000 shares of its $0.001 par value preferred stock.

Common stock:

On December 6, 2001, the Company issued 1,000,000 shares of its $0.001 par value common stock to its president in exchange for cash in the amount of $25,000.

On December 19, 2001, the Company issued 1,500,000 shares of its $0.001 par value common stock to its president in exchange for property with a historical cost basis of $36,000 from its president.

On September 30, 2002, the Company closed its Regulation D, Rule 504 offering of its $0.001 par value common stock and issued 5,000 shares for cash of $5,000. Of the total amount $1,000 is considered subscriptions receivable. The Company also issued 25,000 shares to Corporate Regulatory Services for consulting services valued at $25,000 in conjunction with its Rule 504 offering.

In December 2002, the Company received donated capital of $38.

In March 2003, the Company received cash of $1,000 and cancelled a portion of the subscriptions receivable balance.





                               -48-                                       FB-5





                       Zion Development Corporation
                       (A Development Stage Company)
                                   Notes

During the quarter ended March 31, 2003, the two of Company's officers and directors donated their services to the Company. The services are based on an annual salary of $36,000 and is prorated based on the estimated percentage of time spent actually working for the Company. The total value of services is $6,750 and is considered additional paid in capital.

During the quarter ended June 30, 2003, the two of Company's officers and directors donated their services to the Company. The services are based on an annual salary of $36,000 and is prorated based on the estimated percentage of time spent actually working for the Company. The total value of services is $6,750 and is considered additional paid in capital.

During the quarter ended September 30, 2003, the two of Company's officers and directors donated their services to the Company. The services are based on an annual salary of $36,000 and is prorated based on the estimated percentage of time spent actually working for the Company. The total value of services is $6,750 and is considered additional paid in capital.

Series A convertible preferred stock:

The preferred stock is convertible at the option of the holder thereof, at any time. The conversion rate is one share of Series A convertible preferred to one share of common stock.

All Series A convertible preferred stock has liquidation preferences at $0.90 per share plus an amount equal to all declared but unpaid dividends on each share. The holders of the Series A convertible preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are legally available therefore, and prior and in preference to any declaration or payment of any dividend on any share of Common Stock, cash dividends in an amount per share of up to their full investment payable at the end of each fiscal year in which dividends are declared. Any subsequent declared dividend, after the holders of the Series A convertible preferred stock full investment is covered with be evenly distributed between the common stock shareholder and the Series A convertible preferred stock shareholders.

On September 30, 2002, the Company issued 33,600 shares of its $0.001 par value Series A convertible preferred stock pursuant to its Regulation D, Rule 505 offering for cash in the amount of $30,240. Of the total amount $780 is considered subscriptions receivable.

As of June 30, 2003, there have been no other issuances of common and/or preferred stock.

Note 8 - Related party transactions

On September 30, 2002, the Company issued a total of 2,050 shares of its $0.001 par value common stock valued at $2,050 to family members of a director of the Company and 30,000 shares of its $0.001 par value preferred stock to Marie Elena Davis, a note holder. (See Note 6)

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.








                               -49-                                       FB-6





(c)  Audited Financial Statements as of December 31, 2001




                         TABLE OF CONTENTS




                                                           PAGE

Balance Sheet                                               1

Statement of Operations                                     2

Statement of Changes in Stockholders' Equity                3

Statement of Cash Flows                                     4

Footnotes                                                   5






















                               -51-





G. BRAD BECKSTEAD
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.257.1984
                                                 702.362.0540 (fax)

                    INDEPENDENT AUDITORS REPORT


March 1, 2002

Board of Directors
Zion Development Corporation
Las Vegas, NV

I have audited the Balance Sheet of Zion Development Corporation (the "Company") (A Development Stage Company), as of December 31, 2001, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the period December 4, 2001 (Date of Inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zion Development Corporation (A Development Stage Company) as of December 31, 2001, and the results of its operations and cash flows for the period December 4, 2001 (Date of Inception) to December 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




G. Brad Beckstead, CPA






                               -52-                                       FC-1





                   Zion Development Corporation
                   (A Development Stage Company)
                           Balance Sheet

                                                       December 31,
                                                           2001
                                                        -----------

Assets

Current assets:
Cash and equivalents                                       $23,889
                                                        -----------
Total current assets                                        23,889
                                                        -----------

Property                                                    36,000
                                                        -----------

                                                           $59,889
                                                        ===========

Liabilities and Stockholders' Equity

Current liabilities:                                            $-
                                                        -----------

Stockholders' equity:

Common stock, $0.001 par value, 100,000,000 shares
authorized, 2,500,000 shares issued and outstanding          2,500
Series A Convertible preferred stock, $0.001 par value

20,000,000 shares authorized, no shares issued                   -
and outstanding

Additional paid-in capital                                  58,500
(Deficit) accumulated during development stage              (1,111)
                                                        -----------
                                                            59,889
                                                        -----------

                                                           $59,889
                                                        ===========



  The accompanying notes are an integral part of these financial statements.





                               -53-                                       FC-2





                   Zion Development Corporation
                   (A Development Stage Company)
                      Statement of Operations


                                               December 4, 2001
                                               (Inception) to
                                               December 31, 2001
                                                -------------

Revenue                                                    $-
                                                -------------

Expenses:
  General and administrative expenses                   1,111
                                                -------------
    Total expenses                                      1,111
                                                -------------

Net (loss)                                           $(1,111)
                                                =============

Weighted average number of
common shares outstanding                           1,692,308
                                                =============

Net (loss) per share                                  $(0.00)
                                                =============



  The accompanying notes are an integral part of these financial statements.







                               -54-                                       FC-3




                   Zion Development Corporation
                   (A Development Stage Company)
           Statement of Changes in Stockholders' Equity

                                                          (Deficit)
                                                         Accumulated
                                             Additional    During        Total
                          Common Stock        Paid-in    Development   Stockholders'
                       Shares      Amount     Capital      Stage         Equity
                     ----------  ----------  ----------  ----------   ----------

December 2001
  Founder shares
  issued for cash     1,000,000      $1,000     $24,000         $-     $25,000

December 2001
  Founder shares
  issued for          1,500,000       1,500      34,500          -      36,000
property

Net (loss)
  December 4, 2001
  (inception) to
  December 31, 2001                                        (1,111)     (1,111)
                     ----------  ----------  ----------  ----------   ----------

Balance, December     2,500,000      $2,500     $58,500   $(1,111)     $59,889
31, 2001             ==========  ==========  ==========  ==========   ==========





  The accompanying notes are an integral part of these financial statements.






                               -55-                                       FC-4






                   Zion Development Corporation
                   (A Development Stage Company)
                      Statement of Cash Flows

                                            December 4, 2001
                                            (Inception) to
                                            December 31, 2003
                                           ------------------

Cash flows from operating activities
Net (loss)                                       $(1,111)
                                           ------------------
Net cash (used) by operating activities           (1,111)
                                           ------------------

Cash flows from investing activities
Issuances of common stock                         25,000
                                           ------------------
Net cash provided by investing                    25,000
activities
                                           ------------------

Net increase in cash                              23,889
Cash - beginning                                       -
                                           ------------------
Cash - ending                                    $23,889
                                           ==================

Supplemental disclosures:
Interest paid                                         $-
                                           ==================
Income taxes paid                                     $-
                                           ==================

Non-cash transactions:
Stock issued for property                        $36,000
                                           ==================
Number of shares issued for property           1,500,000
                                           ==================



  The accompanying notes are an integral part of these financial statements.





                               -56-                                       FC-5





                   Zion Development Corporation
                   (A Development Stage Company)
                               Notes

Note 1 - History and organization of the company

The Company was organized December 4, 2001 (Date of Inception) under the laws of the State of Nevada, as Zion Development Corporation. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.
The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 20,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are cash equivalents in the amount of $25 as of December 31, 2001.

Property
Property is recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Revenue recognition
The Company recognizes rental revenue as earned on a monthly basis for all short-term leases.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of December 31, 2001.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable.
Fair values were assumed to approximate carrying values for cash because they are short term in nature and their carrying amounts approximate fair values.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. The Company has provisions in the event the estimated market value of any property is less than its cost. The estimated market value would be obtained by appraisal or market analysis of similar property sales. No such impairments have been identified by management at December 31, 2001.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.






                               -57-                                       FC-6





                   Zion Development Corporation
                   (A Development Stage Company)
                               Notes

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of December 31, 2001, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."
The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.





                               -58-                                       FC-7




                   Zion Development Corporation
                   (A Development Stage Company)
                               Notes

Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company plans to raise funds via a future securities offering pursuant to Regulation D, Rule 504 of the of the SEC 1933 Securities Act. If the securities offering does not provide sufficient capital, a shareholder of the Company has agreed to provide sufficient funds. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Property

On December 19, 2001, the Company purchased from the president of the Company a parcel of land at a historical cost basis of $36,000 in exchange for 1,500,000 shares of its $0.001 par value common stock.

Note 5 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS
No. 109"), which requires use of the liability method.   SFAS No.
109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                      U.S federal statutory rate      (34.0%)

                      Valuation reserve                34.0%
                                                     ----------
                      Total                               -%
                                                     ==========

As of December 31, 2001, the Company has a net operating loss carryforward of approximately $1,111 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2021.




                               -59-                                       FC-8




                   Zion Development Corporation
                   (A Development Stage Company)
                               Notes

Note 6 - Stockholders' equity

The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock and 20,000,000 shares of its $0.001 par value preferred stock.

Common stock:

On December 6, 2001, the Company issued 1,000,000 shares of its $0.001 par value common stock to its president in exchange for cash in the amount of $25,000.

On December 19, 2001, the Company issued 1,500,000 shares of its $0.001 par value common stock to its president in exchange for property with a historical cost basis of $36,000 from its president.

Series A convertible preferred stock:

The preferred stock is convertible at the option of the holder thereof, at any time. The conversion rate is one share of Series A convertible preferred to one share of common stock.

All Series A convertible preferred stock has liquidation preferences at $0.90 per share plus an amount equal to all declared but unpaid dividends on each share. The holders of the Series A convertible preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are legally available therefore, and prior and in preference to any declaration or payment of any dividend on any share of Common Stock, cash dividends in an amount per share of up to their full investment payable at the end of each fiscal year in which dividends are declared. Any subsequent declared dividend, after the holders of the Series A convertible preferred stock full investment is covered with be evenly distributed between the common stock shareholder and the Series A convertible preferred stock shareholders.

As of December 31, 2001, there have been no other issuances of common and/or preferred stock.

Note 7 - Related party transactions

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The
Company has not formulated a policy for the resolution of such conflicts.

Note 8 - Warrants and options

As of December 31, 2001, there are no warrants or options outstanding to acquire any additional shares of common and/or preferred stock.






                               -60-                                       FC-9





                            Part III

Item 1.        Index to Exhibits

  Exhibit  Name and/or Identification of Exhibit
  Number

   3       Articles of Incorporation & By-Laws
            (1) Articles of Incorporation Filed December 4, 2001.
                Incorporated by reference to the Company's Form 10-SB Registration Statement filed on October 30, 2003.
            (2) By-Laws of the Company Adopted December 5, 2001.
                Incorporated by reference to the Company's Form 10-SB Registration Statement filed on October 30, 2003.

  31       Certification  of Principal  Financial and Accounting
           Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

  32       Certification of Chief Executive Officer Pursuant to
           Section 906 of the Sarbanes-Oxley Act.












                               -61-





                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.

                  Zion Development Corporation
-----------------------------------------------------------------
                          (Registrant)

Date: March 24, 2004
      --------------

By: /s/ Shawn Wright
    ----------------
    Shawn Wright
    President/CEO and Treasurer/CFO



































                               -62-